EXHIBIT 99.5
BFSI’s Transaction Listing Required by Item 5(c)

	Total Number of Shares of
Date of Transaction	Common Stock Sold	Average Sales Price
August 29, 2008	20,842	$23.7578
September 2, 2008	52,500	$24.0007